UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Maxar Technologies LTD
(Name of Issuer)
Common Stock
(Title of Class of Securities)
577778K105
(CUSIP Number)
12/31/2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.
57778K105

1. Names of Reporting Persons

Douglas Lane and Associates, LLC

2. Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3. Sec Use Only

4.  Citizenship or Place of Organization

Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power

  204,604

6.  Shared Voting Power


  0

7.  Sole Dispositive Power


  3,153,657

8.  Shared Dispositive Power

  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

3,153,657

10. Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11. Percent of class represented by amount in row (9)

5.25%

12. Type of Reporting Person (See Instructions)

IA


Item 1.
(a)	Name of Issuer:
       Maxar Technologies LTD
(b)	Address of Issuer's Principal Executive Offices:
	1300 W. 120th Ave.
	Westminster, Colorado 80234

Item 2.
(a) Name of Person Filing:

Douglas Lane & Associates, LLC ("DLA")

(b) Address of Principal Business Office or, if None, Residence:

777 Third Avenue, 38th Floor
New York, NY 10017

(c) Citizenship:
DLA is organized under the laws of the State of Delaware

(d) Title and Class of Securities:
Common Stock

(e) CUSIP No.:
57778K105

Item 3. 	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of
the Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[X]	An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:
	3,153,657
 (b)	Percent of Class:
       5.25%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
		204,604
	(ii) Shared power to vote or to direct the vote:
		0
	(iii) Sole power to dispose or to direct the disposition of:
		3,153,657
	(iv) Shared power to dispose or to direct the disposition of:
		0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.

N/A

Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Douglas Lane & Associates, LLC
3.17.2020
Date

/s/ Nicole Solinga-Stasi

Signature

Name: Nicole Solinga-Stasi
Title: Chief Compliance Officer